(Check One):	UNITED STATES
[X] Form 10-K	SECURITIES AND EXCHANGE COMMISSION
[ ] Form 20-F	Washington, D.C. 20549
[ ] Form 11-K
[ ] Form 10-Q	FORM 12b-25	SEC File Number: 000-55036
[ ] Form N-SAR		CUSIP Number: 92046U 10 6
[ ] Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: April 30, 2020
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____

PART I - REGISTRANT INFORMATION

ValueSetters, Inc.

Full name of registrant

Former name if applicable

745 Atlantic Avenue

Address of principal executive office (Street and number)

Boston, MA 02111

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to remote workplaces we have been unable to complete the audit of our Annual Report on Form 10-K for the year ended April 30, 2020 in a timely manner without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Cecilia Lenk (781) 925-1700

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). x Yes ¨No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? x Yes ¨ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our revenues for fiscal 2020 increased by $739,946, or 73%, to $1,753,558 as compared to $1,013,612 reported for fiscal 2019. The increase in revenues is attributable to our consulting services. We have expanded our consulting business, which concentrates on providing assistance with capital raising, strategy, technology consulting and marketing.

Stock-based compensation increased by $291,099, or 447%, to $356,252 for fiscal 2020 from $65,153 reported in the prior fiscal year. The increase is primarily attributable to higher values of the price per share of our common stock in fiscal 2020, as compared to fiscal 2019. In addition, a related party consultant and an outside consultant received stock-based compensation in fiscal 2020, but not in fiscal 2019.

Consulting expense decreased by $65,700, or 39%, to $102,600 for fiscal 2020 from $168,300 reported in the prior fiscal year. The decrease is primarily attributable to the compensation for our Chief Marketing Officer.

Our operating income increased by $522,789, or 84%, in fiscal 2020 to $1,147,222, as compared to $624,433 in fiscal 2019.

ValueSetters, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 29, 2020	By:	/s/ Cecilia Lenk
Cecilia Lenk
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).